United States securities and exchange commission logo





                              January 25, 2021

       James Koh
       Chief Executive Officer and Chief Financial Officer
       BlueOne Card, Inc.
       4695 MacArthur Court Suite 1100
       Newport Beach, CA 92660

                                                        Re: BlueOne Card, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed December 29,
2020
                                                            File No. 000-56060

       Dear Mr. Koh:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10 Filed December 29, 2020

       Business, page 5

   1.                                                   Please revise
throughout to make sure it is clear to the investor that your sole business is your intent to act as a
reseller of prepaid cards which are issued by EndlessOne Global,
                                                        Inc. As currently
drafted, your disclosure suggests that you are issuing the prepaid cards and the "innovative
payout solutions," when these appear to be products of EndlessOne.
                                                        We note, for example,
your discussion on page 5 where you explain the benefits of "our
                                                        GPR BlueOne prepaid
cards." Please clarify that the benefits of the prepaid cards are offered by EndlessOne,
and remove the inference that you are offering these benefits, and clarify whether there
is any difference between the prepaid cards offered by EndlessOne and the "GPR BlueOne"
prepaid cards. This is just one example. Please also remove the statement that you are
a "FinTech company aiming to provide innovative payout
                                                        solutions," as this
does not appear to accurately describe your business.
 James Koh
FirstName  LastNameJames Koh
BlueOne Card,  Inc.
Comapany
January 25,NameBlueOne
            2021       Card, Inc.
January
Page 2 25, 2021 Page 2
FirstName LastName
2. Please revise your disclosure throughout to clearly state that you have not generated any revenues to date from your planned business and your business is very early stage.
         Please also revise to clarify that your platform is not currently operational, as your disclosure suggests that you currently provide this platform. Please also clarify the status of the platform and indicate who is developing the platform and whether you have entered into any contracts or made any payments to date for the development. Please also tell us whether this is your own platform, or a platform operated by EndlessOne.
3. Please revise to clearly explain your duties under the agreement with EndlessOne, which appear to be limited to providing the first introduction of EndlessOne products to customers, qualifying customers for the products, making sales presentations, and distributing EndlessOne's materials. Please clearly state that you are acting as an independent sales representative for EndlessOne and remove any reference that you are a partner with EndlessOne. Please also specify that you will not receive revenue from customer contracts, which will be executed with EndlessOne.
4. Please clearly explain the fees and payments that you will receive from EndlessOne, including how you earn such payments. Please also file the Fee Processing Schedule that is included with your Authorized Reseller Agreement, or tell us why you do not believe you are required to do so. Please disclose whether you have made any payments to
         EndlessOne to date.
5. Please provide a general description of the business and operations of EndlessOne, including the number of cardholders and the size of the company. Please disclose the number of independent sales representatives of EndlessOne, and whether such sales representatives operate in the same territory as you.
Our Market Strategy, page 6

6. Please tell us why you believe that you have a market opportunity of 34,000 liquor stores throughout the United States, as suggested by your disclosure on page
6.
Distribution of Our Products and Services, page 7

7. Please tell us why you believe that the GPR BlueOne prepaid card is "the most revolutionary card to card transfer." Please tell us specifically how it is different from any other cards on the market today.
Our President, CEO, CFO and Chairman, page 33

8. It appears that Mr. Koh served as an executive officer and director of Golden Rush, Inc.
         and Monetiva, Inc., which were both SEC reporting companies. Please disclose all directorships held by Mr. James Koh during the past five years in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act. Please discuss Mr. Koh's roles at both companies, and disclose that the registration of Golden Rush was revoked in 2019.
 James Koh
BlueOne Card, Inc.
January 25, 2021
Page 3
         With respect to Monetiva, Inc, we note that Mr. Koh sold the company to Pierre Sawaya in 2017, who is the founder of EndlessOne Global. We further note that Monetiva has a similar business plan to that of your company, including a contract with EndlessOne, but it has not generated any revenue to date. Please disclose any relationship or affiliation between Monetiva and BlueOne Card, Inc.
Item 13. Financial Statements and Supplementary Data
Audited Financial Statements, page F-1

9. Please revise all share and per share numbers to reflect the June 30, 2020 1-for-100 reverse stock split. Please also add disclosure describing the split and the impact on the share and per share numbers.
Note 7 - Stockholders' Equity, page F-13

10. Please disclose the pertinent rights and privileges of the preferred stock to include liquidation preference, rights to dividends, conversion rights and voting rights. Refer to
         ASC 505-10-50-3. In addition, we note that on September 30, 2020 your Chief Executive
         Officer converted 8,000 share of preferred stock into 8,000,000 common shares. Please confirm that the post splits exchange ratio is 1,000 for 1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameJames Koh                                    Sincerely,
Comapany NameBlueOne Card, Inc.
                                                               Division of
Corporation Finance
January 25, 2021 Page 3                                        Office of Trade
& Services
FirstName LastName